GOLD RESERVE INC.

926 West Sprague Ave., Suite 200

Spokane, WA 99201

November 21, 2012

BY EDGAR SYSTEM

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Ronald Alper

RE:      Gold Reserve Inc.

Form T-3

Filed June 1, 2012

File No. 022-28973

Request for acceleration of effectiveness

Dear Mr. Alper:

Gold Reserve Inc. (the "Company") hereby requests that the effective date of qualification of the above-captioned Form T-3 (the "Form T-3"), be accelerated to 12:00 P.M., Eastern Time, on Tuesday, November 27, 2012, or as soon thereafter as may be practicable.

The Company acknowledges that:

•         Should the Securities and Exchange Commission (the "Commission") or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Form T-3.

Very truly yours,

GOLD RESERVE INC.

By: /s/ Rockne J. Timm

Name: Rockne J. Timm

Title:  Chief Executive Officer

cc: Albert G. McGrath